Exhibit 99.1

Veris Gold Corp. reports audited year end and fourth quarter results for 2013

Toronto Stock Exchange: VG

VANCOUVER, April 14, 2014 /CNW/ - Veris Gold Corp. (TSX: VG) (OCTQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) ("Veris Gold" or the "Company") reports its audited financial and operating results for the fourth quarter and year ended December 31, 2013. This earnings news release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to the Financial Statements which were filed on SEDAR on April 14, 2014 and are available on the Company's website at www.verisgold.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for 2013 include:

•	Production of 139,556 payable ounces in 2013, representing a 32% increase from the 105,626 ounces produced in 2012;
•	The Company sold 140,683 ounces of gold, representing a 40% increase from the 100,834 ounces sold in 2012. 2013 Gold sales revenue was $187.9 million compared to $160.6 million in 2012, a significant 17% increase despite the average gold price-per-ounce decreasing 16% during the year;
•	2013 Mine production was over 1,024,030 tons of ore, containing an estimated 167,970 ounces of gold. This represents a 49% increase from the 687,020 tons of ore mined in 2012; and, a 51% increase from the estimated 111,470 ounces contained in the 2012 mined ore. The primary contributor to the production increase was the Starvation Canyon Mine, which achieved full production levels in mid-2013 and delivered over 182,140 additional tons containing an estimated 36,730 ounces.
•	Despite having both a scheduled and unscheduled shutdown in 2013, the Jerritt Canyon roaster facility still achieved total average throughput of 3,288 tons per day ("TPD"), which is 23% higher than the 2,680 TPD achieved in 2012;
•	Jerritt Canyon processed approximately 119,290 tons of third party ore (primarily Newmont Mining) resulting in $8.1 million of additional toll milling revenues in 2013;
•	Cash costs per ounce sold were reduced to $1,286 from $1,332 in 2012. The Company has continued to implement cash reduction initiatives to lower cash costs in 2014;
•	Operations at Jerritt Canyon were halted on December 19, 2013 due to an electrical arc-flash that resulted in a fire in the primary crushing building. This resulted in an unscheduled temporary shutdown of the facility for the remainder of December, and the Company was unable to make its scheduled December 2013 gold deliveries to Deutsche Bank AG ("DB"). The roaster facility, and all other affected areas, became fully operational on January 14, 2014;
•	A net loss of $66.7 million was recorded, representing a $46.7 million increase from the $20.0 million net loss recorded in 2012.

Highlights for the Fourth Quarter of 2013 include:

•	Production of 33,533 payable ounces, comparable to 31,754 ounces in 2012, but below target due to the mill shutdown in December 2013;
•	The Company sold 31,557 ounces of gold, comparable to the 32,198 ounces sold in the fourth quarter 2012;
•	Mine production was over 271,160 tons containing over 46,500 ounces of gold; representing a 26% increase from the 215,074 tons mined during the fourth quarter 2012, primarily driven by production from the new Starvation Canyon mine which opened in mid-2013.
•	Jerritt Canyon roaster facility achieved total average throughput of 3,343 TPD representing a 3% increase than the 3,232 TPD achieved in the fourth quarter 2012;
•	The Jerritt Canyon roaster facility processed approximately 48,760 tons of third party ore (primarily Newmont Mining) resulting in additional toll milling revenues in 2013;
•	On December 2, 2013 the Company closed a public offering (the "Offering") for aggregate gross proceeds of approximately C$5.9 million. The Offering included the issuance of 8,488,780 Units at a price of C$0.405 per Unit; and, 6,515,628 Flow-Through Units at a price of C$0.43;
•	A net loss of $47.8 million was recorded, representing a $34.9 million net loss increase from the $12.9 million net loss recorded in the fourth quarter of 2012.

Financial Review

(in thousands of US dollars)
	Three months ended December 31		Year ended December 31
Gold (troy ounces)	2013	2012	2013	2012
Payable Ounces Produced	33,533	31,754	139,556	105,626
Gold Ounces Sold	31,557	32,198	140,683	100,834
Gold Sales (2)	$40,622	$51,799	$187,911	$160,561
Cost of Gold Sold	$46,023	$36,265	$180,885	$134,350
Average Gold Price per Ounce (1)	$1,281	$1,703	$1,397	$1,665

1.	From Q3 2011 to Q2 2013 the calculated average gold price per ounce includes an adjustment for the amount of consideration
($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

2.	Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q3-2013: $3.3 million,
Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the quarter during the period where for accounting purposes the mine was treated as a development asset (Q2-2013: 2,453 ounces, $3.5 million gold sales).

Financial Overview
The Company recorded a net loss of $66.7 million for the year ended December 31, 2013, compared to a net loss of $20.0 million in 2012, representing a $46.70 million increased loss. The increased loss primarily arose from the following:

•	$15.7 million increase in interest expense
•	$11.1 million decrease in revenue less cost of sales ("Gross-margin before D&D");
•	$10.6 million increase in environmental expense for an environmental provision;
•	$8.7 million increase in depreciation and depletion expense ("D&D");
•	$4.2 million decrease in non-cash derivative gains;
•	$2.2 million decrease in general and administrative expense; and,
•	$1.5 million increase in non-cash impairment charge on the Company's Ketza River property.

The lower Gross-margin before D&D in 2013, compared to 2012, is primarily attributable to the decline in the market price of gold experienced in 2013, where the average price of gold was $1,397 per ounce, 16% less than the average $1,665 per ounce recorded in 2012. This diminished gold price resulted in the equivalent loss of 2013 gold revenues of approximately $38 million, which in turn resulted in costs of sales as a percentage of sales increasing from 84% in 2012, to 92% in 2013.

During the fourth quarter of 2013 ("Q4-13"), the Company recorded a net loss of $47.8 million compared to a loss of $12.9 million in the fourth quarter of 2012 ("Q4-12"), representing a $34.9 million increased loss. The higher loss is primarily the result of the following items:

•	$16.6 million decrease in Gross-margin before D&D
•	$10.6 million environmental provision;
•	$6.6 million increase in interest expense;
•	$2.4 million increase in D&D
•	$1.5 million increase in non-cash impairment charge on the Company's Ketza River property; and,
•	$0.7 million increase in non-cash future income tax recovery.

The lower Gross-margin before D&D in Q4-13, compared to Q4-12, is primarily driven by the unplanned shutdown in operations that occurred in mid-December 2013 that resulted in two weeks of production delays and also due to the decline in the market price of gold in Q4-13 compared to Q4-12, with an average price in Q4-13 of $1,281 per ounce compared with $1,703 per ounce in Q4-12.

Gold Sales/Revenue
For the year ended December 31, 2013, the Company realized gold sales of $187.9 million on the sale of approximately 140,680 ounces of gold compared with $160.6 million on sales of 100,834 ounces of gold sold in 2012. The increase in gold ounces sold was largely driven by additional production from the Starvation Canyon mine opened in Q2-2013. The increase in sales volume was offset by lower gold prices in 2013, with the average gold price per ounce sold of $1,397, 16% less than the average $1,665 per ounce sold in 2012. In addition to gold sales revenue in 2013, the Company generated $8.1 million in toll milling revenue. There were no such revenues earned in 2012. Toll milling revenue was earned on the processing of approximately 119,290 tons of third party ore (primarily Newmont Mining) through the Jerritt Canyon roaster facilities.

For Q4-13, the Company realized gold sales of $40.6 million on the sale of approximately 31,550 ounces of gold compared with $51.8 million on sales of approximately 32,190 ounces of gold sold in Q4-12. The number of gold ounces sold in Q4-13 decreased only marginally (2%) despite production being stopped for over 10 days in December 2013. Included in Q4-13 revenues was $3.1 million in toll milling revenue recognized on the processing of approximately 48,760 tons of Newmont Mining ore, there were no such revenues earned in 2012.

Gross Margins before D&D
In 2013, the Company had a gross income of $15.1 million, compared to $26.2 million in 2012.  This $11.1 million decrease in margin was primarily driven by the 16% decrease in gold price.  The $46.5 million, or 35%, increase in cost of sales from $134.4 million in 2012 to $180.9 million in 2013 was the direct result of increases in production, which had a similar increase of 32% going from approximately 105,530 ounces produced in 2012 to approximately 139,556 ounces produced in 2013. This represents 2013 costs-per-gold-ounce-sold of $1,286, which is a 3% decrease to the $1,332 experienced in 2012.  The addition of the Starvation Canyon mine, which reached commercial production targets in Q2-2013, resulted in direct 2013 cost-of-sales of approximately $16 million, which were not experienced in 2012.

In Q4-13, the Company had a gross-loss before D&D of $1 million, compared to income of $15.5 million in Q4-12 primarily resulting from a 25% decline in gold prices, but also due to the impact of the two week shutdown in mid-December. The $8.4 million, or 23%, increase in cost of sales, from $36.3 million in Q4-12 to $44.7 million in Q4-13, was largely the result of increased mine operations with the new Starvation Canyon mine opened in mid-2013. The Mine produced over 76,780 tons of ore in Q4-13, which increased over approximately $8.5 million in costs during the quarter that were not incurred in Q4-12.  This increased mine production did not result in the expected additional gold production due to the unanticipated shut-down of the Mill in December 2013. The December shutdown, and resulting repairs and maintenance, also contributed to additional cost-of-sales being incurred in Q4-13, mainly in the form of contract labor and necessary supplies.

Impairment of Mineral Properties
In Q4-13 an impairment charge of $33.3 million was taken on the Company's Ketza River property located in the Yukon. The impairment decision was precipitated by recently observed impairment indicators including the 2013 decline in the market price of gold; and, the overall general deterioration of precious-metals-mining companies' market capitalizations.

Jerritt Canyon Underground Mining Overview
The Company mined over 1,024,030 tons during 2013 and 271,160 tons in the Q4-13, containing an estimated 167,970 ounces and 46,500 ounces, respectively. 2013 production represents a 49% and 26% increase from the 687,219 and 215,074 tons of mine production in 2012 and Q4-12, respectively; and is a 51% and 23% increase in the estimated 111,378, and 37,660 ounces estimated to be contained in tons mined in the respective 2012 periods.

The additional mine production in 2013 compared to 2012 primarily arose from the Company's newest mine, Starvation Canyon mine, which began delivering ore in the early part of the second quarter of 2013 and reached targeted production levels later in mid-2013.

Smith Mine
In 2013 and Q4-13 Small Mine Development, LLC ("SMD") delivered from the Smith Mine approximately 526,180 and 132,180 tons or ore containing an estimated 82,309 and 21,112 ounces respectively. This represents mine production of over 1,400 TPD in both 2013 and Q4-13, a significant increase compared with the approximately 405,900 and 108,290 tons mined from the Smith mine in 2012 and Q4-12, containing an estimated 66,500 and 19,000 ounces respectively.

The estimated average blended grade achieved at the Smith mine was 0.16 ounces-per-ton ("OPT") for both the year and quarter ended December 31, 2013, comparable to the 2012 average grade of 0.16 OPT estimated from Smith but a 0.02 PPT decrease from the 0.18 OPT estimated in Q4-12.

Starvation Canyon Mine
Q4-13 was the second complete quarter of full-mine production for the Starvation Canyon mine which achieved targeted production levels in mid-2013. In Q4-13 over 76,780 tons of ore was mined containing an estimated 15,750 ounces, representing an average mined grade of 0.21 OPT. This is an average rate of 830 TPD for the quarter, a significant increase from the approximately 610 TPD mined in the previous quarter, and from the 700 TPD that was expected for the quarter. The Company continues to explore opportunities to continue to achieve these increased production levels from the Starvation Canyon Mine.

SSX-Steer Mine Complex
Mine production at the Company operated SSX-Steer mining complex ("SSX") was 315,707 and 62,190 tons for the 2013 year and Q4-13, containing an estimated 48,930 and 9,630 ounces, respectively. This represents mining rates of approximately 860 and 670 TPD in 2013 and Q4-14, respectively; less than the targeted 1,000 to 1,200 tons per day.

Although the 2013 SSX production represents a 12% and 9% increase from the 2012 production of approximately 281,310 tons containing an estimated 44,860 ounces, this was a significant decline from the approximated 106,770 tons containing an estimated 18,560 ounces mined during Q4-12 when the mine was operating at the targeted levels of 1,200 TPD.

The Q4-13 decrease was largely the result of an unscheduled Jerritt-Canyon-wide shut-down that was in place throughout the last part of December, 2013, further detailed below. The decrease in the SSX mining rate to 670 TPD in Q4-13 may be partly attributed to the unscheduled December mine-wide shutdown, compared to the approximated 1,160 TPD achieved in Q4-12.  The average grade-per-ton mined in 2013 and Q4-13 was 0.16 OPT and 0.15 OPT, comparable to the 0.16 OPT and 0.17 OPT in 2012 however with some decrease as the Company continues to optimize the development of this facility.

The overall SSX mining rate for 2013 was approximately 860 TPD a 12% increase from the 770 TPD approximated for 2012, though considerably lower than the 1,000 TPD targeted for 2013. Aside from the unscheduled 4th quarter shutdown 2013, SSX production shortfalls resulted from delays in development and equipment availability, including underground trucks. In Q4-13, the operation obtained a second Sandvik cubex drill in order to increase the pace of development, and additional senior engineering personnel were added in order to increase the knowledge and skill base of the existing team.

Saval 4 Update
In 2014, the Company is planning to re-initiate development on Saval 4, which is located near the SSX-Steer Mine. This new mine would add an estimated production of 300 tons per day, at an estimated 0.16 OPT, thereby bringing the overall production at the SSX-Steer to an estimated 1,200 to 1,300 tons per day.

Mill/Processing
The Jerritt Canyon roaster facility processed approximately 1,203,422 and 307,550 tons in 2013 and Q4-13, respectively, representing a 23% increase and 3% decrease from the approximately 978,260 and 297,350 tons processed through the roasters in 2012 and Q4-12, respectively.

The decrease in mill throughput in Q4-13 arose due to an unanticipated shutdown of operations at Jerritt Canyon commencing in mid-December that lasted throughout the remainder of the year.  The shutdown was caused by an electrical arc flash that occurred in the primary crushing building during a regular scheduled down period on December 19, 2013. This incident was the direct result of operator error in failing to follow the clearly labeled directions for disabling the circuit breaker and a further failure to test the related wire prior to cleaning it with a metal handled brush. The operator sustained non-life-threatening injuries from the accident and has since fully recovered.

Further issues arose when on December 19, 2013 when the refinery heat exchanger ("HX") failed as a result of an oil leak and required replacement. The HX issue and the accident resulted in an extended Shutdown lasting throughout December 2013 and into January 2014 and also resulted in the Company not meeting the delivery obligations required under the DB Gold Forward Facility ("Senior Facility"). The roaster facility became fully operational on January 14, 2014 and reached normal operating levels within two weeks.

Outlook/Guidance for 2014
The Company almost met its revised production guidance of 140,000 ounces for its three existing underground mines in 2013 with recorded production of 139,556 payable ounces. The Company's guidance protocol target for 2014 is 160,000 to 180,000 ounces and it will continue to focus on significant reductions in cash costs as a result of overall operational cost reductions, increased production, toll milling revenues, and improvements in grade and recovery in 2014.

The Company plans to develop a fourth mine, Saval 4 in early 2014 that is expected to add an additional 300 TPD to its operations. To further supplement these existing sources, the Company will continue to pursue third party toll milling contracts to secure additional deliveries of third party ore to combine with the existing sources from Newmont, adding significant incremental revenues to the Company's operations.

The failure to meet the December delivery requirement under the Senior Facility subsequently gave rise to a Notice of Default being issued by DB on January 28, 2014. This event has accelerated the Company's efforts to improve the financial stability and capital structure through the restructuring and refinancing of all existing debts, including the possible buyout of the Senior Facility. In February 2014 the Board appointed a Special Committee to lead this restructuring and an external advisor has been engaged to explore multiple options as part of this process. This restructuring will ultimately result in longer term debt structures with lower cash service requirements, improving the cash flows achieved from existing operations.  The Company believes that longer-term financing is more closely aligned with the life of mine for Jerritt Canyon and the Company's shareholders.

QP and Quality Control:
Assaying of all mine production drill holes and muck samples from the three operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control program. The company's 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President & Chief Executive Officer

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T: (647) 964-0292
NA Toll Free: 1-855-688-9427
E: jjobin@verisgold.com
W: verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T: (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E: nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 22:00e 14-APR-14